ALPS/ALERIAN MLP EQUAL WEIGHT INDEX FUND
1290 Broadway
Suite 1100
Denver, Colorado 80203

January 8, 2019

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:ALPS/ALERIAN MLP Equal Weight Index Fund – Request for Withdrawal of Registration Statement

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the ALPS/ALERIAN MLP Equal Weight Index Fund (the “Trust”) hereby requests withdrawal of its Registration Statement filed on Form N-2 (File Nos. 333-191696 and 811-22898) filed on October 11, 2013, SEC Accession No. 0001104659-13-075369.

The Trust is making this application for withdrawal of the Registration Statement because it has determined not to proceed with the registration of the Trust. No securities have been issued or sold in connection with the Registration Statement.

If you have any questions or further comments, please contact me at 720.917.0602.

Sincerely,

/s/ Erin D. Nelson
Erin D. Nelson
Secretary

Cc:Stuart Strauss, Esq.
Dechert LLP